Media Release
Planegg/Munich, Germany, December 20, 2022

Chief Financial Officer Sung Lee to Leave MorphoSys in March 2023

MorphoSys AG (FSE: MOR; NASDAQ: MOR) announced today that Sung Lee, the company’s Chief Financial Officer (CFO) and Management Board member, has decided to leave MorphoSys to move back to California for personal reasons. His last day with MorphoSys will be March 17, 2023. Sung’s successor will be named after an ongoing search is completed.

“We understand Sung’s desire to move back to California and the importance of his personal obligations,” said Marc Cluzel, M.D., Ph.D., Chairman of the Supervisory Board of MorphoSys. “On behalf of the entire Supervisory Board, I want to thank Sung for his contributions to the success of MorphoSys. We wish him all the best.”

Sung joined MorphoSys and moved to Germany from the U.S. in February 2021. He has been instrumental in navigating a challenging market and competitive environment following the first commercial launch of a MorphoSys medicine. Sung also contributed to the setup of the company’s future growth with the acquisition of Constellation Pharmaceuticals, strengthening its pipeline to include a potential best-in-class first-line treatment for myelofibrosis.

“Sung strengthened the Finance organization and significantly simplified our operations. He put the right talent and processes in place to manage our finances during a critical time where we need to invest heavily in our pivotal trials while carefully managing expenses. He also established trusted relationships with our investors, the Executive Committee and Supervisory Board,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “It’s been a pleasure to work with Sung and the entire MorphoSys team wishes him well.”

“The last two years have been an exciting time at MorphoSys as we have sharpened the company’s strategy and accelerated our ambition to become a leader in hematology-oncology,” said Sung Lee, Chief Financial Officer of MorphoSys. “I am grateful for the opportunity to have worked with so many talented and dedicated colleagues who are focused on bringing more hope to people living with cancer. I am confident in MorphoSys’ future and wish the team continued success.”

About MorphoSys:
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director, Communications Tel: +1 617-548-9271 eamonn.nolan@morphosys.com